

Mail Stop 3720

December 16, 2016

Stuart Rosenstein
Executive Vice President and Chief Financial Officer
Townsquare Media, Inc.
240 Greenwich Avenue
Greenwich, CT 06830

> **Re:** **Townsquare Media, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K**
> **Filed November 8, 2016**
> **Response dated December 13, 2016**
> **File No. 001-36558**

Dear Rosenstein:

We have reviewed your December 13, 2016 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed November 8, 2016

Exhibit 99.1

Non-GAAP Financial Measures and Definitions, page 12

1.   We note your response to comment 1. We note your response that the substance of your free cash flow measure is that of an operating measure and not a liquidity measure. Based upon your response, it is not clear why you named the measure "Free Cash Flow" if it is not intended to be a cash flow measure. In addition, your computation of free cash flow differs from the typical calculation (cash flows from operating activities

Stuart Rosenstein
Townsquare Media, Inc.
December 16, 2016
Page 2

       as presented in the statement of cash flows under GAAP less capital expenditures). Please revise the title of this non-GAAP measure so it is not confused with a liquidity measure or how free cash flow as typically calculated.

       You may contact Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or me at (202) 551-3810 with any questions.

                  Sincerely,

                  /s/ Carlos Pacho

                  Carlos Pacho
                  Senior Assistant Chief Accountant
                  AD Office 11 – Telecommunications